21001507

SEC
Mail Processing
Section SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
MAR 01 2021
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berthel Fisher & Company Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 - 42nd St. NE Suite 100
(No. and Street)

Cedar Rapids (City) IA (State) 52402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Rupp 319-447-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9501 W. 171st Street, H-103 (Address) Tinley Park (City) IL (State) 60487 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berthel Fisher & Company Financial Services, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE R. HARTZELL
Commission Number 163625
My Commission Expires
Jan. 22, 2022

[signature]
Signature

VP / Controller
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Berthel Fisher & Company Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Berthel Fisher & Company Financial Services, Inc.'s auditor since 2020.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 19, 2021

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9501 W. 171st Street, H-103 | Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS	
Cash and cash equivalents	$ 2,346,986
Deposit with clearing broker	100,000
Due from clearing broker	886,110
Commissions receivable	378,199
Income taxes receivable, parent company	90,422
Other receivables, including affiliates	665,142
Investments in securities:	
Marketable, at fair value, cost of $19,425	1,775
Notes receivable	258,598
Property and equipment, net	7,679
Other assets	95,190
Goodwill	3,880,029
TOTAL ASSETS	$ 8,710,130
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Commissions payable	$ 1,095,026
Accounts payable and other accrued expenses	676,893
Deferred income tax liability, parent company	534,000
Total Liabilities	$ 2,305,919
STOCKHOLDER'S EQUITY	
Common stock, no par value, authorized 250,000 shares, issued and outstanding 195,069 shares	$ 2,821,148
Series A cumulative, convertible preferred stock, no par authorized 50,000 shares, issued and outstanding 4,182 shares	300,142
Additional paid-in capital	11,243,373
Accumulated deficit	(7,960,452)
Total Stockholder's Equity	$ 6,404,211
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,710,130

The accompanying notes are an integral part of these financial statements.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

REVENUE	
Commissions	$ 24,392,722
Fee based revenue	7,726,550
Marketing fees	387,912
Interest and dividends	68,755
Technology fees	477,150
Representative fees, net	1,029,805
Clearing firm interest earning accounts	506,643
Realized and unrealized gain on investment	5,300
Other income	928,353
Total Revenue	$ 35,523,190
EXPENSES	
Commissions	$ 26,417,851
Employee compensation	1,301,952
Employee benefits	252,378
Management fees	3,140,400
Attorney fees including litigation and settlements	2,615,962
Occupancy	435,527
Clearing charges	990,937
Reporting services	418,761
Data processing	556,461
Depreciation	4,423
Other general and administrative expenses	1,686,385
Total Expenses	$ 37,821,037
Loss Before Income Tax Expense	$ (2,297,847)
Income Tax Expense	$ 22,579
NET LOSS	$ (2,320,426)

The accompanying notes are an integral part of these financial statements.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock	Series A Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance-Beginning of Year	$2,821,148	$ 300,142	$ 9,643,373	$ (5,621,968)	$7,142,695
Dividends	-0-	-0-	-0-	(18,058)	(18,058)
Capital contributions from parent	-0-	-0-	1,600,000	-0-	1,600,000
Net Loss	-0-	-0-	-0-	(2,320,426)	(2,320,426)
BALANCE-END OF YEAR	$2,821,148	$ 300,142	$ 11,243,373	$ (7,960,452)	$6,404,211

The accompanying notes are an integral part of these financial statements.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities	
Net Loss	$ (2,320,426)
Adjustments:	
Change in unrealized gain on securities owned	(735)
Depreciation	4,423
Bad debt	70,766
Deferred income tax liability, parent company	113,000
Changes in assets and liabilities:	
Decrease in due from clearing broker	178,483
Increase in commissions receivable	(47,257)
Decrease in income taxes receivable, parent company	250,298
Decrease in other receivables, including affiliates	1,185,041
Decrease in notes receivable	44,710
Increase in other assets	(25,642)
Increase in commissions payable	10,322
Decrease in accounts payable and other accrued expenses	(1,612,908)
Net Cash Flow Used in Operating Activities	$ (2,149,925)
Cash Flows Provided by Financing Activities	
Capital contribution from parent	$ 1,600,000
Dividends on preferred stock	(18,058)
Net Cash Flow Provided by Financing Activities	$ 1,581,942
Net Decrease in Cash and Cash Equivalents	$ (567,983)
Cash and Cash Equivalents Balance at December 31, 2019	$ 2,914,969
Cash and Cash Equivalents Balance at December 31, 2020	$ 2,346,986
Supplemental Information:	
Income tax payments received from parent company, net	$ 340,720

The accompanying notes are an integral part of these financial statements.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Berthel Fisher & Company Financial Services, Inc. (the "Company"), is a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker, a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA). The Company is a securities broker-dealer and a registered investment advisor that sells various securities such as equity, fixed income, mutual funds, insurance, and direct investment products.

The Company primarily operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a fully disclosed broker-dealer. All trades are transacted though clearing brokers or through mutual fund and variable annuity product sponsors.

Basis of Presentation: The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash held by clearing brokers of $366,123 as of December 31, 2020.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Deposit with Clearing Firm: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Receivables: Receivables from clearing broker and commissions receivable primarily consists of commission and transaction-related receivables and receivables from affiliates.

Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the goodwill impairment testing and the determination of litigation accruals.

Investments in Securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

Investments in equity securities with readily determinable fair values, are reported at fair value, which are based on quoted market prices for similar investments.

Notes Receivable: The Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes, including assisting new registered representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over three to five years from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the original balance of the note. Forgivable loans totaled $464,500 with accumulated amortization of $215,902 as of December 31, 2020. Amortization expense is included in commission expense in the statement of operations. Other note receivable consists of a note valued at $10,000 that is being repaid by a former representative. The note receivable has a promissory note signed by the former representative. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2020, there is no allowance for uncollectible accounts associated with these receivables.

Goodwill: The Company is required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Management performs goodwill testing as of December 31, 2020. Using a quantitative approach, management determined that as of December 31, 2020, there was no impairment.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. For the year ended December 31, 2020, the entity had no material uncertain tax positions that are required to be recorded.

Property and Equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives.

Common Stock: In the ordinary course of business, the Parent of the Company has entered into financing agreements that require it to pledge the Company's common stock as collateral. This is not treated as a deduction for net capital purposes.

Accrued Litigation Contingencies: The Company considers the following factors in determining whether accrual and/or disclosure of litigation contingencies should be made to the financial statement: 1) the date of occurrence for the cause of action, 2) the degree of probability of an unfavorable outcome and 3) the ability to reasonably estimate the amount of the loss. See Note 9.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue Recognition: Commission revenue and related expenses are recorded on a trade date basis as of a point in time. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains the relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The fee revenues are generally earned based on a percentage of customer assets under management of the balance of assets under custody. These fee revenues are collected on a monthly or quarterly basis and are recognized over time as the services are provided on a gross basis. The performance obligation of these services is satisfied over time and the related fees are recognized under the output method, which reflects the fees that the Company has a right to invoice based on the services provided during the period.

Trailing commissions are earned by the Company for providing ongoing support, awareness, and education to clients of its advisors. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of clients' investment holdings this variable consideration is constrained until the market value is determinable at a point in time, at which point revenue is recognized.

Technology fees are fees charged to representatives for technology related services provided by the Company. Representative fee revenues consist of errors and omission (E&O) insurance, and annual fee renewal amounts that are collected in excess of expenses. The technology and representative fee revenues are recognized on a gross basis over a period of time in which services are provided. Clearing firm interest earning accounts are fees received from the clearing firm based on an average cash deposit amount in customer accounts and are recognized at a point in time. Other revenue is recognized at a point in time and primarily includes funds received from sponsors for the annual seminar and postage charges.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

The further breakdown of commission revenue for the year ended December 31, 2020 is as follows:

Commission Revenues:	
Variable Annuities	$ 3,749,302
Mutual Funds	2,634,590
Stocks - Listed and other than listed	3,356,108
Unregistered Offerings	1,323,515
Registered Offerings	335,497
Other Securities	1,619,124
Variable Annuity Trailing Fees	5,308,176
Mutual Fund Trailing Fees	5,509,874
Other Trailing Fees	402,101
Insurance Commissions	154,435
Total Commission Revenues	$ 24,392,722

For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the filed FOCUS.

Fair Value Measurements: The Fair Value Measurements Topic of the FASB Codification applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below.

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access the measurement date.

Level 2 – Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Level 3 – Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgement or estimation.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Money market funds are stated at the net asset value (NAV) per share of the fund and classified as level 1. The NAV is primarily determined based on the underlying assets and liabilities held in the fund. There are no financial instruments classified as level 2 or 3.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2020.

There were no transfers of assets between level 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2020.

Significant Judgments: The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Leases: On January 1, 2019, the Company adopted ASU 2016-02 *Leases – (Topic 842).* ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less. This standard had no material impact on the Company's financial position and results of operations.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

NOTE 2 – RELATED PARTY TRANSACTONS

The Company enters into various transactions and arrangements with its Parent and affiliated companies. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $3,140,000 for the year ended December 31, 2020.

During the year ended December 31, 2020, the Company paid $431,189 to Commercial Power Finance (a majority owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

During the year ended December 31, 2020, the Company received $79,841 from the sale of securities to Berthel Fisher & Company Investments.

The Company received capital contributions from the Company's Parent in the amount of $1,600,000, for the year ended December 31, 2020.

The Company paid $326,560 to an affiliate for license and user fees for the year ended December 31, 2020 included in data processing in the statement of operations.

As of December 31, 2020, the Company recorded a receivable from affiliates for $209,887 recorded within other receivables and an income tax receivable from the Company's Parent for $90,422.

In 2015, the Company's Parent entered into a forgivable Multiple Drawdown Term Loan Agreement with the Company's clearing broker. The agreement was entered into in lieu of a reduction in clearing fees to the Company. The Company received $204,109 in 2020 from its Parent as compensation for the foregone reduction in clearing fees. The compensation is recorded as a reduction to clearing charges in the statement of operations for the year ended December 31, 2020.

NOTE 3– NOTES RECEIVABLE

Notes receivable as of December 31, 2020 consists of:

Various uncollateralized notes receivables due from brokers	$ 474,500
Less accumulated amortization of forgivable notes	(215,902)
	$ 258,598

NOTE 4 – INCOME TAXES

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses.

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax (benefit) for the year ended December 31, 2020 are summarized as follows:

Current	$ (90,421)
Deferred	113,000
Income tax (benefit)	$ 22,579

The provision for income taxes for the year ended December 31, 2020 differs from amounts computed by applying the statutory federal income tax rate of 21% to income before income taxes due to the following items:

Computed expected amount	$ (482,548)
State taxes, net of federal tax benefit	(121,786)
Nondeductible expenses	(36,516)
Other	(13,571)
Increase in valuation allowance	677,000
	$ 22,579

Deferred taxes with the Parent are provided on differences between financial reporting and income tax basis of accounting. The differences arise primarily from differing methods used to account for allowance for doubtful accounts, accrued expenses, amortization of intangibles and net operating losses. The deferred income tax assets (liabilities) consist of the following:

NOTE 4 – INCOME TAXES – (Continued)

Gross deferred income tax assets	$ 1,059,000
Gross deferred income tax liabilities	(679,000)
Valuation allowance	(914,000)
Net deferred income tax liabilities	$ (534,000)

Included in deferred income tax assets are federal and state net operating loss carryforwards of approximately $3,700,000 and $2,800,000 as of December 31, 2020. These loss carryforwards expire through 2037.

During the year ended December 31, 2020, the Company has a valuation allowance recorded against the portion of the deferred tax assets related to federal and state net operating loss carryforwards due to uncertainties surrounding the Company's ability to generate future taxable income.

The Parent and Company file income tax returns in U.S. federal jurisdiction and various states, as necessary. With a few exceptions, the Parent and Company are no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2017.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2020 consists of:

Furniture and fixtures	$ 879,438
Accumulated depreciation	(871,759)
Property and equipment, net	$ 7,679

NOTE 6 – SERIES A CUMULATIVE, CONVERTIBLE PREFERRED STOCK

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative six percent annual dividend. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends. In 2020, the Company declared and paid $18,058 dividends on preferred stock.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17 of $45,000. The Company's minimum net capital amount is equal to the greater of its requirement under CFTC Regulation 1.17 or Rule 15c3-1. As of December 31, 2020, the Company had net capital of $1,467,089 calculated under Rule 15c3-1, which was $1,348,961 in excess of its required net capital requirement of $118,128. The Company's net capital ratio was 1.21 to 1.

In 2015, the Parent entered into a Forgivable Loan Agreement with the clearing broker, National Financial Services. The agreement required the Company maintain net capital in an amount that exceeds $1,000,000. The forgivable loan was completely forgiven in 2019. The National Financial Services clearing agreement requires the Company maintain $750,000 in net capital.

NOTE 8 – PROFIT SHARING

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code 401(a), including a qualified cash or deferred arrangement under Section 401(k). The 401(k) plan provided a 3% non-elective safe harbor employer contribution through June 29, 2020. Eligible employees received 3% of qualifying compensation through this date. The Company's contributions for the year ended December 31, 2020 aggregated $20,872, included in employee benefits in the statement of operations.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has been named a defendant/respondent in or party to pending and threatened legal actions, including arbitrations, class actions, and other litigation brought on behalf of various claimants. Some of the claimants seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of securities laws, consumer protection and other laws and may involve claims for substantial monetary damages asserted against the Company.

NOTE 9 – COMMITMENTS AND CONTINGENCIES – *(Continued)*

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with General Counsel of the Company who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred. The Company will continue to identify legal actions where the Company believes a material loss to be reasonably possible and reasonably estimable. There can be no assurance that material losses will not be incurred from claims the Company has not yet been notified of or are not yet determined to be probable or reasonably possible and reasonable to estimate.

The Company is being investigated by the SEC regarding whether the Company breached its fiduciary duties or other obligations by receiving SEC Rule 12b-1 fees from mutual funds and other fees in investment advisory accounts, including but not limited to revenue sharing payments and "markups" on expenses from its clearing firm. Due to the uncertain nature of the matter at this stage, we cannot predict whether the SEC will decide to pursue an enforcement action, or the probability of an unfavorable outcome; accordingly, the Company has not accrued for this matter. It is, however, at least reasonably possible that the Company could incur disgorgement costs related to remediating the claims asserted and currently estimates that those costs may range from $0-$400,000, including applicable interest or civil penalties.

Management of the Company, after consultation with counsel and a review of available facts, believes the Company has meritorious defenses and intends to vigorously defend itself against the legal actions brought against the Company. Management believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows other than for amounts already expensed and recorded.

The Company maintains E&O insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in a majority of cases, the Company's exposure is limited to applicable policy limitations, exclusions and deductible levels based on products in any one case. If a claim is settled, and it is determined that the settlement amount is due from the insurance carrier, the Company records a receivable from the insurance carrier and a payment to the claimant for the amount of the settlement.

NOTE 9 – COMMITMENTS AND CONTINGENCIES – *(Continued)*

Where available information indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to net income. The Company accrued $290,000 in accounts payable and other accrued expenses relating to these matters, of which $123,224 will be covered by insurance. It is possible some of the matters could require the Company to make additional payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of December 31, 2020.

The Company cannot reasonably estimate losses for legal actions that are in early stages of development or where the plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including lengthy discovery to determine important factual matters, and by addressing unsettled legal questions relevant to the actions in question, before a loss or additional loss can be reasonably estimated. The Company has received claims ranging from $50 thousand to $1.8 million. Management, in consultation with counsel, has determined that material losses are not probable for these claims and whatever loss may be incurred cannot be reasonably estimated at this time.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to the deductible per case, subject to policy limitations and exclusions.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – *(Continued)*

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it not exposed to any significant credit risk on cash and cash equivalents.

Fair Value:

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

		Fair Value Measurements Using		
Description	**Fair Value**	**Quoted Prices In Active Markets for Identical Assets Level 1**	**Significant Other Observable Inputs Level 2**	**Significant Unobservable Inputs Level 3**
Common stock	$ 1,775	$ 1,775	$ -0-	$ -0-
Money Market Fund, included in cash and cash equivalents	272,719	272,719	-0-	-0-
	$ 274,494	$ 274,494	$ -0-	$ -0-

NOTE 11 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11 – INDEMNIFICATIONS – *(Continued)*

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12 – FINANCIAL CONDITION

For the year ending December 31, 2020, the Company has generated significant operating losses. Liquidity needs of the Company have been met through capital contributions by its Parent. The Company's future liquidity and capital requirements will be influenced by numerous factors, including its ability to increase revenue and reduce expenses. The Company may need to continue raising additional capital and obtain financing to meet its needs. The Company has the ability to do so through future capital contributions from its Parent. The Company is continuing its efforts to increase revenue and reduce expenses. Management's plans to improve profitability include a reduction in management fee which is a result of expense reductions and open positions not being replaced. Management also plans to continue their efforts to reduce threatening legal actions, including arbitrations, class actions, and other litigation brought on behalf of various claimants.

SUPPLEMENTAL INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to Subparagraph k(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 6,404,211
Deduct - Nonallowable assets	
Commissions receivable	61,780
Other receivables and income taxes receivable, parent company	632,339
Notes receivable	258,598
Property and equipment	7,679
Other assets	95,190
Goodwill	3,880,029
Net capital before haircuts on securities positions	1,468,596
Haircuts on securities positions	1,507
NET CAPITAL	$ 1,467,089
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 118,128
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 118,128
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 2,305,919
Exclusion: Deferred tax liability, parent company	(534,000)
TOTAL AGGREGATED INDEBTEDNESS	$ 1,771,919
Excess net capital, net capital less net capital requirement	$ 1,348,961
Percentage of Aggregate Indebtedness to Net Capital	1.21 to 1

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Berthel Fisher & Company Financial Services, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Berthel Fisher & Company Financial Services, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Berthel Fisher & Company Financial Services, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Berthel Fisher & Company Financial Services, Inc. stated that Berthel Fisher & Company Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 except as described in its exemption report. Berthel Fisher & Company Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Berthel Fisher & Company Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 19, 2021

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9501 W. 171st Street, H-103 | Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

Berthel Fisher & Company Financial Services, Inc.
2020 Exemption Report

Berthel Fisher & Company Financial Services, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F R. §240.15c3-3 pursuant to the provisions of 17 C.F.R §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3(k)(2)(ii) for the period beginning January 1, 2020 through December 31, 2020 except as described below:

Date	Check Exceptions	Nature of Exception
Jan-20	34 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Feb-20	31 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Mar-20	24 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Apr-20	19 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
May-20	12 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Jun-20	37 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Jul-20	24 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Aug-20	44 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Sep-20	27 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Oct-20	39 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Nov-20	24 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Dec-20	19 Checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.

Date	Certificate Exceptions	Nature of Exception
Jan-20	12 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Feb-20	15 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Mar-20	3 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Apr-20	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
May-20	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Jun-20	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Jul-20	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Aug-20	5 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Sep-20	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Oct-20	3 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Nov-20	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Dec-20	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company also has business activities which would qualify for an exemption under 17 C.F.R §240.15c3-3(k)(2)(i). Since the Company's membership agreement currently only allows for the exemption of 17 C.F.R §240.15c3-3(k)(2)(ii), an election for 17 C.F.R §S240.15c3-3(k)(2)(i) will not be made until the membership agreement is updated.

Berthel Fisher & Company Financial Services, Inc.

I, Brian Rupp, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: VP Controller

February 19, 2021